       NEWS BULLETIN                      RE:  LJ International, Inc.
                                               Focal Industrial Center
           FROM:                               21 Man Lok Street
                                               Hung Hom, Kowloon
  The Financial Relations Board                Hong Kong
  -----------------------------                Nasdaq/NMS:  JADE
        BSMG WORLDWIDE


--------------------------------------------------------------------------------

FOR FURTHER INFORMATION:


At LJ International, Inc.:                                      At The Financial Relations Board:
Ringo Ng                      Michael Gilburd                   Haris Tajyar               Lisa Mueller
Chief Financial Officer       VP, Corporate Development         General Info.              Investor Contact
011-852-2764-3622             (480) 551-0988                    (310) 442-0599             (310) 442-0599
ringong@ljintl.com            mgilburd@ljintl.com               htajyar@frb.bsmg.com       lmueller@frb.bsmg.com
----------------------------------------------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
Tuesday, August 29, 2000

          LJ INTERNATIONAL REPORTS RECORD gains in fourth quarter AND YEAR END results; revenues up 167%, operating income up 111%

  Company Sees Continued Strong Growth in First Quarter and Fiscal Year 2001

Fourth Quarter Highlights:

 . Growth across all existing product lines and new product introductions fuels a 167% surge in revenues to a record $11.9 million from $4.5 million last year
 .  Operating income increases 111% to $1.5 million despite start-up costs relating to new product lines
 . Net income, before one time $585,000 charge for conversion of debenture, increases over 70% to $1.7 million, or $0.22 per diluted share, from earnings of $980,000, or $0.15 per diluted share in 4Q99
 .  SG&A, as a percentage of sales, improves to 29% from 31%
 .  100 additional Authorized Dealers signed for Lorenzo-branded jewelry

HONG KONG and SCOTTSDALE, Arizona - August 29, 2000 - LJ International Inc. (Nasdaq/NMS: JADE), the largest publicly-owned manufacturer of semi-precious jewelry, today reported record sales and earnings gains for its fourth quarter and year-ended April 30, 2000.

"LJ International's proven 'mine-to-market' strategy has enabled us to not only break our own sales records but once again achieve industry leading financial results in nearly all major areas, including revenue and earnings growth and margins. Our meticulous and consistent attention to quality and detail, ability to meet large orders in a timely manner, and competitive pricing are increasingly becoming more prevalent to our customers and the industry in general. This focus on quality and service, which has been embedded in our corporate culture over the past 10 years, will continue to drive our ability to serve and grow within large high-volume customers such as QVC, Wal-Mart and Zales," said Yu Chuan Yih, Chairman and CEO of LJ International.

                                    -more-

Financial Relations Board, Inc. serves as financial relations counsel to this company, is acting on the company's behalf in issuing this bulletin and receiving compensation therefor. The information contained herein is furnished for information purposes only and is not to be construed as an offer to buy or sell securities.

LJ International Inc.
Add 1


Company Achieves Highest Sales Quarter in History

Revenues for the fourth quarter ended April 30, 2000 increased 167% to a record $11.9 million from $4.5 million for the fourth quarter of fiscal 1999. The increase in revenues is primarily attributable to increased orders from the Company's current customers as well as new contributions from the Company's Diamond Division, launched in July 1999. [Revenues from newer product launches, including the Lorenzo-branded line, will initially be realized beginning in the first fiscal quarter of 2001.]

With substantial start-up costs relating to the launch of LJ Intl.'s new product lines, the Company still achieved operating income of $1.5 million, an increase of over 111% over operating income of $708,000 in the year-ago quarter. [Excluding a one-time charge of $585,000 relating to the December 1999 issuance of a convertible debenture, which has already been converted, the Company reported net income of $1.7 million, or $0.22 per diluted share on for the fourth quarter. This was an increase of over 70% from net income of $980,000,
or $0.15 per diluted share on           shares less than the outstanding in the
year-ago quarter.] Including the $585,000 charge, the Company reported net income of $1,084,000, or $0.14 per diluted share for the fourth quarter.

As expected, net income is beginning to be impacted because of lower gross margins resulting from the Company's shift in its product mix from primarily semi-precious jewelry to more expensive precious stones such as diamonds, rubies, sapphires and emeralds

"The increasing demand we are experiencing, primarily from our current customer base, resulted in substantial growth across all of our business segments," said Michael Gilburd, Vice President of Corporate Development. "We are particularly encouraged at the speed by which our new product lines, primarily our diamond jewelry and Lorenzo-branded jewelry, are having an impact on the industry as well as on our financial performance.

"Since the launch of the Lorenzo brand in June 2000, over 160 independent retailers have signed on to become a Lorenzo Authorized Dealership. With over 200 unique styles and increasing distribution, we look forward to further expanding our Lorenzo-branded jewelry and continuing to build its brand equity in the U.S. We expect sales from our Lorenzo-branded jewelry in addition to our new product lines to accelerate its ramp-up as we continue to leverage our blue-chip client base. This leverage facilitated our ability to rapidly cross-sell these new product lines," concluded Mr. Gilburd.

Record Fiscal 2000 Financial Results

Revenues for the twelve months ended April 30, 2000 increased 54% to a record $38.9 million from $25.3 million in fiscal 1999. The increase in revenues is primarily attributable to increased orders from existing customers as well as new contributions from new product lines. Excluding the one-time charge relating to the convertible debenture, the Company reported net income of $5.1 million, or $0.74 per diluted, or an increase of over 19% from net income of $4.3 million, or $0.68 per diluted share on 6.3 million weighted average shares. Including the one-time charge, the Company achieved record net income of $4.5 million, or $0.66 per diluted share for fiscal 2000, compared with net income of $4.5 million, or $0.68 per diluted share, for fiscal 1999.


Chairman Comments on Status of Jewelry Industry

"The U.S. jewelry industry is continuing its robust growth at a rate of more than 6%, or $5 billion a year, compared to LJ Intl.'s projected 30% growth rate. Our much higher growth outlook is being supported by trends in the manufacturing sector, which are clearly resulting in a growing percentage of jewelry manufacturing being conducted abroad in favor of lower cost while maintaining high quality jewelry. According to a recent

LJ International Inc.
Add 2


U.S. Department of Commerce report, Hong Kong and China were the two fastest growing sources of jewelry imports to the U.S., with percentage changes of 27% and 82%, respectively, over 1999. This places the two regions as the number 4 and 7, respectively, top jewelry importers to the U.S. We believe as this trend accelerates, as it has in many other manufacturing industries, it will heighten the industry's awareness of LJ Intl. As a result, this will further bolster our customer expansion plans and overall growth and profitability," said Mr. Yih.

Bright First Quarter and Fiscal Year 2001 Outlook

"Our strong balance sheet and rapidly expanding financial and operational performance places us in a solid position to expand on our growth record. In fact, based on currently available information, we experienced similar growth for our first quarter of fiscal 2001, again driven by increased customer demand for our core and new product lines. We expect this trend to continue in fiscal 2001 and look forward to reporting first quarter results in the coming weeks," concluded Mr. Ringo,CFO.

Investor Conference Call

LJ International will be holding an investor conference call to discuss the Company's financial and operational results at 11:00 am EDT today, August 29, 2000. Investors will have the opportunity to listen to the conference call over the Internet through Vcall at http://www.vcall.com. To listen to the live call, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a replay will be available shortly after the call.

About LJ International Inc.

With manufacturing operations in the People's Republic of China for more than 10 years, LJ International Inc. has grown to become the world's largest publicly-owned manufacturer and marketer of semi-precious jewelry. The Company's operations are totally vertically integrated from mine-to-market. LJ International operates four manufacturing facilities in China that employ approximately 2,500 skilled craftsmen. The Company produces more than 2 million pieces of fine finished jewelry, and annually cuts more than 4 million carats of high quality gemstones, which are sold primarily to the largest jewelry retailers in the United States, including Wal-Mart, Zales and QVC. LJ International. invites the public to visit the Company's website at http://www.ljinc.com/ for additional information.

Except for the historical information herein the matters discussed in this press release contain forward-looking statements, including but not limited to future sales, geographic expansion, customer diversification, the launch of Lorenzo-branded jewelry, and the implementation of the Company's expansion strategy. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products, and other risk factors detailed in the Company's most recent annual report, and other filings with the Securities and Exchange Commission.

                         [Financial Tables to Follow]

LJ International, Inc.
Add 3


                             LJ INTERNATIONAL INC.
                            STATEMENT OF OPERATIONS
                           IN ACCORDANCE WITH US GAAP
         (United States dollars in thousands, except per share amounts)

                                                          Three Months Ended              Twelve Months Ended
                                                       April 30,      April 30,           April 30,    April 30,
                                                         2000           1999                2000        1999
                                                      ----------      -----------       -----------   ----------
                                                      (Unaudited)     (Unaudited)         (Audited)    (Audited)
Sales                                                 $   11,941      $    4,473        $   38,926    $   25,255
Cost of goods sold                                         6,996           2,360            22,938        12,854
----------------------------------------------------------------------------------------------------------------
Gross profit                                               4,945           2,113            15,988        12,401
Selling, general and administrative expenses               3,448           1,405            10,497         7,836
----------------------------------------------------------------------------------------------------------------
Operating income                                           1,497             708             5,491         4,565
Financial expenses                                         1,124             226             1,877           890
Other income, net                                            447             452               860           654
----------------------------------------------------------------------------------------------------------------
Income before income taxes                                   820             934             4,474         4,329
Income taxes (refund)                                       (229)            (47)                3            49
Minority Interests                                            35              (1)               52            35
----------------------------------------------------------------------------------------------------------------
Net income under US GAAP                              $    1,084      $      980        $    4,523    $    4,315
Earnings per share - basic (US GAAP)                       $0.16           $0.15             $0.69         $0.68
Earnings per share - diluted (US GAAP)                     $0.14           $0.15             $0.66         $0.68
----------------------------------------------------------------------------------------------------------------
Weighted Avg. Shares Outstanding - basis               6,883,990       6,347,046         6,589,415     6,347,046
Weighted Avg. Shares Outstanding - diluted             7,964,500       6,349,097         6,944,640     6,347,560

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




                           SELECT BALANCE SHEET DATA
                          IN ACCORDANCE WITH US GAAP
        (United States dollars in thousands, except per share amounts)


                                                  As of              As of
                                              April 30, 2000    April 30, 1999
                                                 (Audited)        (Audited)
Cash                                              $  5,031        $    2,175
Accounts receivable, net                             5,522             6,421
Inventories                                         19,203            12,113
Prepayments and others                               2,803               120
----------------------------------------------------------------------------
Total current assets                                32,559            20,829
Property, plant and equipment, net                   6,374             6,622
Tangibles                                                1                 1
Intangibles                                            325               105
----------------------------------------------------------------------------
Total assets                                        39,259            27,557
Total current liabilities                           12,017            11,029
Total liabilities                                   15,830            12,197
Minority interests                                       -                20
Related companies' advances                            (65)               20
Common stock                                            74                64
Additional paid-in capital                          11,444             7,932
Warrant reserve                                        339               210
Retained earnings                                   11,637             7,114
Total shareholders' equity                        $ 23,429        $   15,340
----------------------------------------------------------------------------



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